February 20, 2019

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

Re:	ASA Gold & Precious Metals Ltd (the “Company” or “Registrant”) Preliminary Proxy Statement filed on February 7, 2019 File Number 811-21650

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 13, 2019 (the “Comments”), relating to the Preliminary Proxy Statement, filed on February 7, 2019, regarding the Company (the “Filing”).

Comment #1

On page 4 of the Filing, following the question “Why am I being asked to approve the Advisory Agreement”, please specify what is meant by “certain operational services provided by Merk.”

Response #1

We have inserted the following language as a footnote:

1 Operational services to be provided by Merk include maintaining databases and information of the Company with respect to the Company’s history, personnel, research, brokers and counterparties, and portfolio performance. Merk will facilitate winding down or terminating any existing agreements that are no longer desired by the Board, including negotiating a termination or sublease of the Company’s current office lease and/or terminating or assuming the Company’s current contracts with external information technology service providers, as may be applicable. Merk will also manage the Company’s website.

Comment #2

On page 4 of the Filing, following the question “What is Merk’s Experience”, please disclose whether Merk has any experience with closed-end funds.

Response #2

We have revised the answer to indicate that Merk does not currently advise closed-end funds:

Answer: While Merk currently does not advise closed-end funds, the Board has been informed by Merk that its relevant experience includes:

Comment #3

On page 5 of the Filing, in the last paragraph following the question “How will Merk’s experience influence the portfolio management of the Company,” please clarify the statement “In addition, Merk performs extensive quantitative research, including systematic currency programs”. If possible, please be more precise about what Merk does.

Response #3

We have added additional language to this statement to clarify what Merk does:

In addition, Merk performs quantitative research and provides systematic currency programs implementing long/short strategies that trade in major currency markets and are based on algorithmic trading rules. While Merk’s focus in managing ASA will be bottom-up fundamental analysis, the Board believes Merk’s quantitative expertise can be helpful in assessing and managing portfolio risks.

Comment #4

On page 5 of the Filing, following the question “How will the transition to external management achieve a more sustainable and transparent cost structure, once implemented”, please provide more detail about what costs are associated with the transition.

Response #4

We have inserted the following footnote:

1 Transition expenses are estimates and include termination of information technology services and an expectation that the Company’s office space will be sub-leased close to the current lease rate. Transition costs may be higher if a sub-lease is not initiated on April 1, 2019 or if the sub-lease is at a lower rate than anticipated.

Comment #5

Why does the Question and Answer section not address Proposals 2 or 3? Please advise or revise.

Response #5

We have added the following to the Question and Answer section to address Proposals 2 and 3:

Question: Why am I being asked to elect the Company’s Board of Directors?

Answer: Each of the Company’s Directors serves a term of office which commences, and subsequently ends, with an Annual General Meeting of Shareholders. At its January 11, 2019 meeting, the Board, upon the recommendation of the Nominating Committee, nominated three individuals for election as Directors, Gary Glynn, Bruce Hansen and Mary Joan Hoene, each to hold office as a Director of the Company until the next Annual General Meeting of Shareholders. Each of the three nominees is a current Independent Director of the Company.

Question: Why are the Company’s Shareholders asked to ratify the Board’s appointment of the Company’s Independent Auditor and authorize the Audit and Ethics Committee of the Board to set the Independent Auditor’s remuneration?

Answer: Section 89 of the Companies Act 1981 of Bermuda (the “Company Act”) grants ultimate authority to appoint the Company’s independent auditors to the shareholders of the Company. The independent auditor is nominated by the Audit and Ethics Committee of the Board, which submits the nomination to be ratified by the Board and further submitted to the Company’s shareholders for approval of the appointment. The Company Act dictates that the Independent Auditor will hold office until the close of the next Annual General Meeting. Additionally, the Company Act provides that the Board may set the remuneration of an Independent Auditor approved by the shareholders of the Company if the shareholders authorize them to do so.

Comment #6

On page 11 of the Filing, the statement “The election of each director and approval of Proposal 3 each require the affirmative vote…” is confusing. Please clarify that “The election of each director” is Proposal 2.

Response #6

We have amended the language to read:

The election of each director nominated under Proposal 2, and the ratification and approval of the appointment of the Independent Auditors and authorization of the Audit and Ethics Committee of the Board to set the Auditors’ remuneration pursuant to Proposal 3 each require the affirmative vote of a majority of the votes cast at the Meeting…

Comment #7

Footnote (i) to the Pro Forma table on page 12 of the filing indicates that administration and operations expenses are 0.56% of net assets, whereas the table indicates 0.55%. Please reconcile these figures.

Response #7

We have revised Footnote (i) to the Pro Forma table to indicate that administration and operations expenses are 0.55% of net assets.

Comment #8

In the discussion of the Board considerations of the external management structure and the Advisory Agreement, page 15 of the Filing, please disclose why the Interested Director supports the move to external management but not the Advisory Agreement.

Response #8

After further consideration and review of the record we have removed the language specific to the Interested Director to accurately reflect the deliberations of the Independent Directors.

Comment #9

Please add disclosure for all directors and officers to the table on pages 15 and 16 of the Filing as required by 22(b)(1) of Form 14a.

Response #9

We have added disclosure for all officers and directors.

Comment #10

In the discussion of Executive Officers on page 17 of the Filing, please clarify whether Mr. Huntington is the only officer continuing on.

Response #10

We have clarified that Mr. Huntington will continue as Chief Compliance Officer and Mr. Nash will continue as Deputy Chief Compliance Officer.

Comment #11

Footnote 6 to the Executive Officer Compensation Table indicates that a termination payment will be made to Mr. Christensen. Did the Board consider the amount of the termination payment to Mr. Christensen when voting on the Proposal 1 and is that amount included in the Pro Forma table? Please advise or revise.

Response #11

We have added language to the Board Consideration discussion to indicate that the Board did consider the amount of the termination payment to Mr. Christensen. This amount is not included in the Pro Forma table because it will be incurred whether or not Proposal 1 is approved and expensed prior to the Annual General Meeting.

Comment #12

Please disclose whether the Compensation Committee has a charter and, if so, please provide the disclosure required by 407(e)(2) of Regulation S-K

Response #12

The Compensation Committee does operate pursuant to a written charter. We have added language indicating there is a written charter which is posted on the Company’s website.

Comment #13

Why isn’t the second piece of proposal 3 regarding the setting of the auditor’s remuneration discussed anywhere in the Filing? Why is shareholder approval necessary?

Response #13

Paragraph (6) of Section 89 of the Bermuda Companies Act of 1981 provides that the remuneration of an auditor appointed by the shareholders may be set by the Directors if they are authorized to do so. We have added language concerning the approval of the auditor’s remuneration in the Question and Answer section as indicated in Response #5, as well as in the description of proposal 3.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (617) 224-0732.

Sincerely,

James Nash Secretary